Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

This filing relates to the proposed transaction pursuant to the terms of that certain Business Combination Agreement, dated as of August 22, 2024, by and among Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”) and as amended on December 10, 2024, January 28, 2025, and August 22, 2025 (as amended, the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions of the Business Combination Agreement, (a) Plum shall change its jurisdiction of incorporation by transfer by way of continuation from the Cayman Islands to the Province of British Columbia, Canada (the “Domestication”); (b) following the Domestication and at the closing of the Transactions (the “Closing”), Plum and Pubco shall amalgamate pursuant to a Plan of Arrangement under the Business Corporations Act of British Columbia (“BCBCA”) to form one corporate entity, except that the legal existence of Pubco will not cease and Pubco will survive the amalgamation (the “SPAC Amalgamation”); and (c) immediately following the SPAC Amalgamation, Tactical and Amalco shall amalgamate (the “Tactical Amalgamation” and, together with the SPAC Amalgamation, the “Amalgamations”) pursuant to a Plan of Arrangement under the BCBCA, except that the legal existence of the Tactical will not cease and the Tactical will survive the amalgamation as a direct, wholly owned subsidiary of Pubco.

The following is a transcript from a podcast conversation hosted by Dustin Olsen and Daniel O’Connor of Rare Earth Exchanges with Jeet Basi, Executive Chairman and President of Tactical, and Kanishka Roy, Chief Executive Officer and Chairman of Plum published on December 18, 2025:

Transcript of Dustin Olsen and Daniel O’Connor of Rare Earth Exchanges interviewing Jeet Basi and Kanishka Roy, published on December 18, 2025

Dustin Olsen

Hey everyone, welcome to the Rare Earth Exchanges podcast. You’re joined by me, Dustin, my cohost Daniel, and two special guests. We’ve got Jeet, who is the CEO and chairman of Tactical Resources, and joined by him is Kanishka Roy, who is the CEO and chairman of Plum Acquisition. Guys, thank you so much for joining the show. How are you guys?

Jeet Basi

Pleasure.

Dustin Olsen

Perfect. So to introduce Jeet, you’re the president of Tactical Resources, the guy leading the push to turn the Peak project in Texas into a real domestic source of rare earths. And Kanishka, you are in the SPAC taking Tactical public and the backing of the company’s growth and strategy. So I think we’re up for a really interesting conversation today. And Jeet, can you talk to us about Tactical Resources? What has it been like building this strong position that you guys have in the rare earth space? And for listeners who might not be familiar, can you just give us a snapshot of the company and what sets you guys apart from a strategic position?

Jeet Basi

For sure, for sure. And Dustin and Daniel, first and foremost, a pleasure meeting you guys. Looking forward to connecting.

And looking forward to getting to know not just yourselves, but the team and the broader Rare Earth Exchanges audience. I love what you guys do. I’m a big fan of the podcast. The elements of bringing transparency to our sector combined with the lens of patriotism to secure domestic supply are two elements that resonate very strongly with what we do at Tactical. So super excited to be here and super excited to be sharing our story on this tremendous platform. Thanks for having us. So we’re Tactical Resources, we’re a rare earth element mineral and technology development company. Our flagship asset is our Peak Project located in Hudspeth County, West Texas, 70 miles southeast of El Paso. And I guess before I get into the details of the project, I’d like to share sort of the company’s vision and how we built our portfolio. So as a company and as a board, when we were evaluating projects and reviewing assets, we were focused on three key corporate strategic pillars. So the first one was American assets for American production and American supply. As a company and as a board, we weren’t interested in any project overseas in China or Brazil or obscure parts of Africa. We wanted homegrown projects for homegrown production, homegrown supply. Full stop.

Secondly, we’re focused on advanced assets. We weren’t interested in anything that had 10, 15 years of grassroots exploration and then another 10, 15 years of construction and permitting and all the rest.

We were focused on those projects that had the optionality to be put into production in a relatively short order. The US needs rare earths yesterday. We can’t wait 10, 15 years to get into production. And thirdly, equally very important, clean processing. There’s no secrets why China dominates the rare earth space. It’s because the extraction and refining and production of earth is a fundamentally dirty business, and we knew if we wanted to bring that capacity back to American soil, that we would need to do things the right way. And so with that as a company, we were focused on projects that had a very special geological signature and a very special and unique mineralogical signature that lended the project to clean processing. And what we’re excited to share and report is that our Peak Project is underpinned by each one of those three corporate strategic pillars. So that’s the company in a nutshell. Maybe back over to you Dustin.

Dustin Olsen

Great. So, Kanishka, what attracted you to Tactical? I mean, what you just shared with us is really compelling, but from your perspective, what sealed the deal?

Kanishka Roy

Yeah, look, I don’t have to tell you guys about the incredible demand dynamics in the sector. Because rare earths are used in every forward-looking and tech-enabled vertical industry that you can think of, whether it’s healthcare or energy, semiconductors, automotive, airspace, national defense, the opportunity obviously is truly massive, and it’s almost like it’s not demand constraint. But when you flip it and look at some of the constraints that have developed on the supply chain, you know, the current administration’s priority to wean the US off of China’s rare earths and this increasing mandate for US companies to have US supplied rare earth supply chains. You know, the question is, where are these US sourced rare earths going to come from? And this is where there’s tremendous noise and often misinformation on the supply side. There are many companies that claim to have a solution and are banging the drum in the media. But when we dug in, it became apparent that (A), many of these companies are not near term solutions. Most of them don’t even have an operational mine. And it could be at least a decade away and multiple billions in getting the infrastructure to have an operational mine. And (B), they just don’t have the scale even at steady state to be relevant. So to our knowledge, you know, other than Tactical Resources, it’s just MP Materials, the two companies that have existing feedstock to process and supply rare earths at scale and in the near term. And this is the reason both companies have had operational mines for several decades and not starting from scratch. So I can get into the specific characteristics of Tactical’s story that make it so attractive for Plum to underwrite this transaction. But at a 10,000 foot level, the inflection point on why Tactical, why now is one massive demand, supply constraints, and Tactical is one of the two games in town to solve this problem at scale and in the near future.

Daniel O’Connor

I think that’s a very important point, Kanishka. Could you talk a little bit more about that? You know, the segment that Jeet and team are addressing, you know, at scale, can you talk a little bit more about how this works at scale? Because that’s a very important issue. You know, we run into a lot of technologies, a lot of groups, a lot of companies and one thing we’ve learned from the very few experts that are actually out there, including in China that we’ve communicated with, the scale is where the magic happens. And that’s really hard. It’s not easy. Maybe if you, from an investor, and we have a lot of investors, websites, thousands a day now, maybe from an investor standpoint, what is it that you saw that’s important?

Kanishka Roy

Yeah, so again, I’ll go back to the two things like near term ability to monetize and sort of the big scale. And, you know, there’s, we’re looking for ways to de-risk execution against all of this upside. There’s massive upside in the entire industry, but there’s all risk, timing, you know, other things. The fact that Tactical’s mine is in West Texas and has been operational for a couple of decades already with all of the existing infrastructure, railway line, power, water, permitted operations, that was key. And the fact that this mine has been generating tailings enriched in rare earths, you know we have something like 4 million tons just sitting on the ground, on the surface, ready to be processed. This all was very attractive. So this means that we have a 10 year, at least a 10 year head start and don’t have to spend billions of dollars building out this infrastructure. It also meant we can fast track the supply and monetization of rare earths dramatically compared to other players. But then getting to your other point, the scale, like in addition to the tailings that are already on the surface, it was also very attractive to us that the existing mine, which is massive. So it’s just this big monolith that represents, I don’t even know what the timing is, but years of operation before we put a dent into it. So we have a long runway of successful operations. And the third thing I’ll also say that kind of plays into the scale and efficiency as well. We liked that there is a very good existing comp and playbook for investors. You know, we think very highly of MP Materials and because in many ways our story arc is quite similar to theirs. We are hoping to follow a similar path. They, like us, had an operational mine for multiple decades before pivoting to their current strategy. They also had an existing tailing spiral similar to us that accelerated their time to monetization. And MP Materials like Tactical Resources is also doing, use that acceleration to go public through a DeSPAC and have probably been one of the most successful DeSPACs we’ve seen across all sectors. So we like this playbook. We think investors will like this playbook, we feel like because we have similar historical advantages, similar existing assets, we have similar accelerated execution path.

Daniel O’Connor

That’s really exciting. And one thing I’ll say, we’re putting a lot of news content analysis, but Kanishka just very well elegantly articulated. We need to hear more of that. So let’s talk a little bit more about your background, how you got into this. What’s the story and where is it going from now on?

Jeet Basi

For sure, for sure I can get into that a little bit, Daniel, and then hand it off to Kanishka. So a little bit about me, so my trajectory into sort of this president and chairman role may be in some ways conventional, in some ways unconventional. So untraditionally, I don’t come from a capital markets or a finance background. I come from the operations, technical engineering and production world. So by way of background, I’m a mining and metallurgical engineer. I’ve been in the mining and metals and commodity space for over 20 years now. I started my career off in base metals, copper, aluminum, lead and zinc, working for tech resources, spent 10 years with Gold Corp in Newmont in the precious metal sector, privileged to be based out of their corporate offices. And during that time, that’s really where I cut my teeth in. Not just solving a little problem in engineering but we’re blessed and humbled being able to build a number of the major mines and certainly Gold Corp’s portfolio. So we helped build the Peñasquito mine in Mexico. We did a lot of the construction and startup work at the Cerro Negro mine in southern Argentina. And of course all the work at Los Filos in Red Lake and a number of other examples. And so my next transition was into these future facing metals. Got into lithium, uranium, but on that journey I came across rare earths as one of my projects. And it wasn’t until then that I realized just how geopolitically sensitive this basket of elements was. I mean, spending time in base metals and precious metals, different sector, liquid markets, but really to Kanishka’s point, out of all the elements that we need to drive society forward, they’re all underpinned by rare earths. And so that’s when I really made a conscious effort to get into the rare earths sector, and I was blessed to connect with a number of very strong founders, and we built Tactical Resources from the ground up, and here we are today.

Daniel O’Connor

That’s amazing. What year, I know the mine’s been in operation for quite some time, but what year was Tactical founded?

Jeet Basi

2021. Yeah.

Daniel O’Connor

Okay, so it’s still relatively new. Could we talk about the potential of this operation? Like what is the volume that, that Kanishka’s going to make sure, Jeet, that you deliver? Believe that. So like, what are we looking at here in terms of volume, tons, you know, and what are the markets? Because we’re seeing, just to step back for a minute, we’re seeing different players target different segments of the market. MP is obviously the tier one, okay? But let’s not forget folks that MP’s got a lot of pressure. They have to focus. They just did this deal with Saudi Arabia. Let’s not forget about that, okay? There’s opportunity everywhere here.

You could take USA Rare Earth. They’re kind of trying to be mid-market. They’re going to have their challenges. ReElement they have their... So, what is the tonnage potential, the volume potential? Where exactly does it fit in? And what are some of the target markets that, from magnet makers to OEMs to military, what are we looking at here?

Jeet Basi

Yeah, can certainly start with that and then Kanishka help me out as I kind of get through it. I think I want to start by just sharing sort of our base case view. And I don’t want to necessarily comment on specific tonnages, not because… but it’s more to do with the uniqueness of our mineralogy. And I’ll explain that in a second. So what we’re blessed with at the Peak Project is one of the very few and special direct to leach hard rock deposits in the world.

And so what does that mean? I’ll take a step back. So if you look at your conventional rare earth processing flow sheets, you can look at MP Materials, know, most of Linus’s flow sheets, what happens at the mine? The mine mines, they send the rock to the mill and the mill produces a mineral concentrate product. That mineral concentrate product historically has gone overseas to Asia, China for the cracking, the roasting, the leaching, and the downstream processing. What’s unique about our project and I will say that that roasting, cracking, refining part is the most nasty, energy-intensive, tough, challenging part of the flow sheet. What we’re blessed with is when our formation and geology was formed by Mother Nature millions of years ago, Mother Nature took care of that cracking roasting step for us. And so what does that mean? It means we’re able to introduce a very light wash to our feedstock and the rare earth elements dissolve into solution in one single step.

We don’t need any roasting. We don’t need any cracking. We don’t need to send anything to China. We can do all of that on American soil. And so with that, we’re able to bring a mineral precipitate product that can then be fed into other separators. Or then subsequently downstream magnet makers. But what’s unique about our project and the scalability, this is kind of what’s really special, is being direct leach amenable is very special in itself in terms of lower CapEx and OpEx and all the optionality. But, what’s even more unique is that we’re able to take advantage of very modular type of processing where we can scale up and scale down our processing rate very easily relative to our peers. So as an example, we love MP, they’re the champion in the industry, but if you had to ask them to double their capacity, they would have to essentially twin their processing plan, buy a brand new mill, brand new crusher, brand new leach tanks and just duplicate it. We don’t have to do that. Our process is much more modular and scalable because of our direct leach amenability. So whether we do 200 tons a day of feedstock processing, 2,000 tons a day or 20,000 tons a day, we’re running all those scenarios internally right now and we’ll be bringing some of those to market in short order.

Daniel O’Connor

That’s actually quite amazing, that geological blessing. And I’ve never heard of that so we’re going to be sure we will, after this podcast, look into this science, geology, and write about it. We’ll get your guys blessing first, of course. We won’t put anything out there that you don’t want us to. But I think it’s very fascinating that the geology itself, nature gave you a shortcut. That blows my mind.

Jeet Basi

That’s right.

Jeet Basi

That was one of our core key pillars. We have some of the best technical people to help us find these assets. It’s, yeah, we’re blessed. And that’s kind of when Kanishka says we’re de-risked. That helps us execute against them.

Daniel O’Connor

So on that note, a question for you all. If we step back, you know, worldwide, are there other mining operations, rare earth mining operations that have a similar geology or is this unique in this space?

Jeet Basi

Yeah, it’s, I’ll take that one first, if you don’t mind. It’s very it’s much more common in what we call the ionic clays. So there’s a bunch of clay projects in China. They’re what we call direct desorbable. But the way they go about it is I don’t know if horrendous is even the correct word, but basically they’ll drill holes into Mother Nature, harsh chemicals into those holes, have that percolate through essentially a cliff side, and then try to collect that solution that contains the leachate at the bottom. It ruins the water table, ruins the soil, it’s very destructive. But that’s kind of where those desorbable clays kind of come from.

Our project has that same direct leach amenability, but it’s hard rock. So we can stack very controlled cells and do that in a very controlled, controlled way. But that being the most similar analogy and the fact that we can do that in the US is quite exceptional.

Daniel O’Connor

And another quick question, so this is really fascinating. Okay, who first identified that geology and when was that light bulb on? Was that before, was that what brought the company together? When was that moment when we said, my goodness, we’ve got something here?

Jeet Basi

So the literature has been around from the USGS for a number of years. What really brought it to focus for us was, again, getting back to our three corporate strategic pillars. One, we knew we wanted to get into the rare earth sector. So in the rare earth sector, what’s the best asset that’s going to fit our values and mission? And you pull your database, you do all your desktop reviews, and you go do your site visits and studies. Time and time again, it was this geological formation that always hit the top of the list. And so with that, we approached our partners there at Sierra Blanca that are operating the mine today. And it’s funny because they’ve been running their business for 20 years. And they run it today. So what do they do? They crush and screen and produce a crushed rock for sale to the railway. Unbeknownst to them, the mountain they’re mining is enriched in this type of rare earth elements. And so it’s one of those things where the literature is one thing that we have access to, but it was really some of these near term tailwinds that really put fuel to the fire.

Daniel O’Connor

The story, Jeet and Kanishka, with China, Japan, for a long time, was... China would outsource a bunch of this, I guess, iron mining or something, then Japan would order all this dirt. And the Chinese were like, why do they want all this dirt? What’s going on here? And they finally said, hey, I think they’re onto something. Let’s not tell them. So I think that’s brilliant.

You know, what’s really exciting about this is this is sort of a sleeper because not a lot of people know about you guys. And, but yet you have the feedstock right on site. You’ve got the sort of separation technology on site and, and you can get out of this hard rock you can get the output. We haven’t gotten into if it’s heavy, light rare earths or heavy rare earths. You can talk about that, but you can get that output to, I guess, magnet makers or alloy specialists or even particularly direct customers all on shore. It’s intriguing.

Kanishka Roy

I couldn’t agree more. If I were to just double click on your point, Daniel, as we look at the mine to magnet supply chain in rare earths and companies playing in this ecosystem, we’ve actually seen a number of magnet manufacturers cropping up. And there are, we think, two primary reasons for this. One, relatively speaking, it’s probably easier to make magnets from rare earth elements than it is to actually construct a mine and then develop, process, produce rare earth elements. And that includes the difference in time, resource costs, but also differences in the level of technology expertise on the processing separation side, not just doing it efficiently, but as Jeet said, doing it in an eco-friendly manner. But the second reason is that there just aren’t many near term at scale producers of rare earths in the US. There are multiple sites that have potentially, you know, rare earth deposits. But then, as you know, these take 10, 20 years to develop and billions of dollars of CapEx. And here we think is where there’s a lot of noise in the sector with many companies claiming to be rare earth companies. But at this stage of their evolution, they’re probably more magnet producers than rare earth producers because they just, you know, they don’t have that feedstock. So Tactical Resources solves this single largest bottleneck in the sector, which is having access to rare earth feedstock, existing feedstock, you don’t even have to mine it, or tailings, so that it makes sense not to focus on the crowded manufacturing space for us and just instead just partner there. And we focus on more of the bottleneck, which is the scarcity value of bringing rare earth feedstock. Again, that’s, I think, the big unlock in this sector, in this ecosystem, because all of those magnet manufacturers could then now potentially be customers of Tactical’s rare earth oxides.

Daniel O’Connor

Absolutely. Yeah, I mean, so there’s another exciting thing. You guys are very well positioned because there is a lot of noise, you said, Kanishka, and there’s theatrics too. And as we write about, you know, right now, everything’s on MP. God bless them. They’re going to help with this effort. But they’re going to need a lot of help. And I think that you all are very well positioned to emerge as a major player. I’m starting to see that now.

There’s more, I think, that we can do to educate. I’m assuming, are you all privately held or publicly traded at this point? You’re privately held, right?

Kanishka Roy

Privately held where Plum is taking Tactical public through the SPAC process.

Daniel O’Connor

Okay, gotcha. Got it. Okay, that’s right. So you’re a private equity fund, I’m assuming, right? Or is it private equity?

Kanishka Roy

Similar. We’re publicly listed, what we call a special purpose acquisition company.

Daniel O’Connor

You’re a SPAC. Okay, absolutely.

Understood, understood. So makes a lot of sense and there will be a lot of need, correct me if I’m wrong, Kaniskha, but there will be need to educate retail investors about this wonderful unfolding scenario that not a lot of people know about.

Kanishka Roy

Absolutely, and that’s going to be key in the long run.

Daniel O’Connor

Yeah. And don’t forget, I mean, there’s people, you know, Europe is trying to deal with this, Asia, there’s a lot of demand out there. You know, we keep hearing about, well, we’ve got the mines, now we’ve got to get the magnets, and then there’s this refining bottleneck, but you know what? The feedstock isn’t there. It’s just not. It’s, you know, to your guys point, in some cases, it’s several to two decades away. Dustin, do you have any other questions you want to bring up?

Dustin Olsen

Yeah, so just on the topic of going public, that’s a big step. Just wondering if you guys would be willing to talk briefly about what some of the biggest considerations were or challenges that you kind of weighed in on before deciding this was the right move.

Kanishka Roy

Do you want to go first or you want me to go first? This is a two-sided answer.

Jeet Basi

Yeah, I’m going to jump in first.

Yeah, yeah, yeah. Look, so from our perspective, we know that if we want to make a difference, as a mining company, you’ve got to be in the public market. 90% of the world’s mining companies and resource plays are publicly listed. And given our project location, no better or more elite platform than a US, a senior US listed exchange, hence, you know, the NASDAQ. And so for our perspective, the SPAC route made sense on two parts because it allowed us to go public, number one, and be on the NASDAQ exchange. And then thirdly, the biggest consideration for us was finding the right partner.

We spoke, met, interviewed a number of different candidates. But it was really Plum’s pedigree and history and experience and background in advanced tech that really gave us the confidence and excitement that they’d be the best partner. And as you guys know, rare earth elements are foundational in some of these advanced technologies. And who better to partner with than someone who understands that whole ecosystem? And so those were the sort of main key considerations in us kind of going the route that we have. And maybe over to you, Kanishka.

Kanishka Roy

Now I’ll just echo that and maybe amplify it a little bit. I think it was a perfect match from the get-go. It was immediate alignment on solving the US’s near-term rare at supply concerns, doing it efficiently and at an accelerated timeline and capitalizing on some of the built-in advantages that Tactical already has, and then using public market capital to accelerate the capital accumulation and growth. Ultimately, I think it was a good mix of capabilities. Tactical brings the experience, the know-how, the deep technical chops. These are hard problems to solve and these guys have been doing it for a long time. And then Plum, with the public markets expertise and the capital markets acceleration, just, we can act as an accelerant in more ways than one.

Dustin Olsen

This is great. To your point, like getting into the public space sector for investors is vital. But after going public, what does success look like in the next 12 months, 24 months? How are we going to maintain that momentum?

Jeet Basi

Yeah, for us it’s delivering and executing against our plan. And so the key thing for us would be to show the market, not just what we believe, I mean, to your point, Daniel, it’s a bit of a sleeper. Not many people know about us. So we want to get out and make our presence felt. And the best way to do that is deliver results. So we have a strong technical program that we’re going to implement to further develop our technologies and bring that news to market in parallel to that, develop the product overall. Whether it be the extraction part, the direct leach part, or the downstream precipitation part. But all those things kind of feed into showing to the market that, not only are we a US-based producer, or sorry, US-based asset that has the potential to be in production soon, but demonstrating the legs behind that is really what we’re going to focus on. And Kanishka, I know you have some strong thoughts as well on kind of how we want to merge two stories together.

Kanishka Roy

I think that’s it. The technical milestones are probably the most important in the near term and demonstrating the early processing results. But a couple of things also I’ll point out. Being in this almost unique ecosystem position gives us the ability to almost pick ecosystem partners, given the scarcity value of what we already have today.

That is going to be interesting to see how some of those partnerships come about and they might have the potential to really accelerate things in terms of our operational execution. And then lastly, like look, the investor confidence is built through just simple mundane execution and we kind of plan to do a lot of it.

Daniel O’Connor

Kanishka, a question on the middle point you mentioned, which was intriguing. The strategy for your partner ecosystem, is that something that it’s more opportunistic? You’re moving fast, everyone else is moving fast, and you sort of, you go to conferences and it sort of unfolds and you’re entrepreneurial, and of course you’re smart and you’re calculated, but you’re also to some extent reactionary. Or is it more proactive and you’re mapping out, all right, we think we know what this proactive partner ecosystem looks like based on all the intelligence we’ve garnered and analyzed. I don’t know, I’m just always fascinated by that. What’s your thoughts on that? Is it somewhere in between?

Kanishka Roy

Yeah, I think it behooves us to always keep eyes open on what may be the possibilities of partnering in this ecosystem and understanding the specific value propositions of different players in different parts of the ecosystem, how they might fit with us. And to that effect, I mean, we’ve had a lot of conversations around, but it’s at this point, we, all of them have been at arm’s length kind of talking. Just kind of generating interest because we know the scarcity value of what we have and we don’t want to sort of get engaged too quickly because kind of being public, we have a very specific thing that we do really, really, really well. And then there are other parts of the ecosystem that because we are not trying to boil the ocean, it may make sense to partner maybe on the magnet production side, maybe on the refining side. On the broader sort of ecosystem. There are multiple ways and we’re kind of having, kind of pushing off those conversations till, you know.

Daniel O’Connor

It makes sense. I bring that up without going into names. We’re seeing, again, a lot of noise, a lot of announcements, groups that are heavily leveraged and lots of projects, and they’re taking on more. So sometimes, much like you all are architecting this company, Kanishka, you’re bringing a very sound financial, logic and direction, Jeet, you’re bringing the operational experience. You also want to look at your partners and make sure that when the rubber is ready to hit the road, that they’re there with you. So it’s something to think about. If that makes sense.

Jeet Basi

100%. 100%. Yep.

Daniel O’Connor

By the way, Jeet, you don’t look like you’ve been doing this for 20 years.

Jeet Basi

I appreciate that. I appreciate that, my friend.

Daniel O’Connor

Sorry, Kanishka, I cut you off.

Kanishka Roy

No, no, no. Look, it’s just an exciting time for us to be almost in the first innings of building an entire industry from scratch. I mean, think about that. And that too, an industry that has massive supply implications for every other major sector that’s tech enabled out there. So much so that the US government is going out of its way to stand up this industry through partnerships, subsidies, early equity stakes. So we feel like, you know, at Tactical Resources we have the existing resource and timing advantages built in that we think we’re going to be leading this charge for the next few decades and just come along for the ride. It’s an exciting time.

Daniel O’Connor

Absolutely.

Dustin Olsen

Absolutely. So to maybe wrap this up really quick and put it all in a nice little ball for our listeners here. What would be, to put it on the perspective, what would be the message you would share with those that are following the rare earth story, they’re looking at potential opportunities. We’ve talked a lot about why Tactical is going to be great or is great, but just to put it on perspective, what would you say?

Jeet Basi

Kanishka, why don’t you start and I can follow in after.

Kanishka Roy

Look, from an investor perspective, you know, just the macro is so compelling. Again, at the expense of repeating myself, we’re building this industry from scratch and, you know, getting in on the ground floor as we’re kind of building this and getting subsidies from the government and other, you know, investors coming in for the ride. The demand is massive, it’s almost not constrained and the supply is becoming more and more constrained because of geopolitics. So finding a US source in this sector has become such a big thing and the early producers here are going to be the winners. The folks that are able to execute in the short term and provide that feedstock and get the engine going for everyone in the sector, including magnet manufacturers, are going to reap the benefits. I’m excited. If I were an investor, I’d be sort of excited just about that.

Jeet Basi

Yeah, and if I may add, I always like to boil it down just to the key. For me personally, the three key things that get me excited. So the fact is the US needs new rare earth supply. And Tactical represents one of the only few near term options that can deliver. We believe as a board and as a company, we have the right asset at the right time. And equally and most importantly with the right partners here with Plum to really drive value and ultimately we believe Tactical is positioned to be a foundational player in America’s rare earth future. Not many companies can say that. We’re proud of that and super excited to drive our story forward.

Dustin Olsen

Sounds all very exciting. I’m excited for you guys. I’ll be one of those investors that’ll be giving a close watch on what’s to come from Tactical Resources. For those who are interested as well, where can they find you? Should we send them to LinkedIn, your website? What’s the best way to connect?

Jeet Basi

All of the above. I think you can start with the website, http://tacticalresources.com. There’s a number of key pieces of information there. We have a strong team to do the intake. You can reach out to me directly, reach out to Kaniska directly. Yeah, we’re always excited to connect with people to hear our story.

Dustin Olsen

Fantastic. And to those who are listening, if you like this episode, please give it a thumbs up to wherever you listen to this podcast. It’ll help give Tactical Resources a bit more exposure. And if you don’t want to miss a future episode, please subscribe to our channel. Daniel, any final thoughts before we sign off?

Daniel O’Connor

I’m really excited. I think it’s an honor and pleasure to meet you both. I think you both are very brilliant people and we’re going to be watching you guys very closely. We’re going to start writing about you guys. If you’re not on our rankings, I don’t know if you’re on our rankings, but you’re going to be because everything I’m hearing makes sense. And it’s the confluence of factors that make this quite exciting. So I’m really looking forward to how this unfolds.

Jeet Basi

Yeah, Daniel and Dustin, thanks for the opportunity, guys. Truly appreciate it, truly grateful. Thank you.

Dustin Olsen

Fantastic.

Kanishka Roy

Daniel, thank you guys for having us. This is a pleasure.

Dustin Olsen

Absolutely. And we’ll hopefully catch you guys again on a future episode, get an update on where you guys are at.

Jeet Basi

You bet.